Exhibit 21.1

List of Registrant’s Subsidiaries	State of Incorporation	“Doing Business As” Name

Micro Networks Corporation	Delaware	None
MNC Worcester Corporation	Delaware	None
Creative Electric Incorporated	New York	None
ICST, Inc.	Pennsylvania	None
ICS Technologies, Inc.	Delaware	None
Integrated Circuit Systems Limited	England	None
Integrated Circuit Systems Pte Ltd	Singapore	None